                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*


                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   452926-10-8
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4366
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                November 7, 2002
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452926-10-8                13D/22A                        Page 2 of 11

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    AMERICAN REALTY INVESTORS, INC., FEI NO. 75-2847135
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)     [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
--------------------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       -0-
     OWNED BY      -------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          -0-
       WITH        -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                                      -0-
                   -------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    409,935
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO
--------------------------------------------------------------------------------

CUSIP NO. 452926-10-8                13D/22A                        Page 3 of 11

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    AMERICAN REALTY TRUST, INC., FEI NO. 54-0697989
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)      [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GEORGIA
--------------------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       -0-
     OWNED BY      -------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          -0-
       WITH        -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                                      -0-
                   -------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    409,935
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO
--------------------------------------------------------------------------------

CUSIP NO. 452926-10-8                13D/22A                        Page 4 of 11

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    EQK HOLDINGS, INC., FEI NO. 75-2931679
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)       [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
--------------------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       409,935
     OWNED BY      -------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          -0-
       WITH        -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                                      409,935
                   -------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    409,935
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO
--------------------------------------------------------------------------------

CUSIP NO. 452926-10-8                13D/22A                        Page 5 of 11

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    BASIC CAPITAL MANAGEMENT, INC., FEI NO. 75-2261065
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)     [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
--------------------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       106,802
     OWNED BY      -------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          -0-
       WITH        -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                                      106,802
                   -------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    106,802
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.4%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO
--------------------------------------------------------------------------------

CUSIP NO. 452926-10-8                13D/22A                        Page 6 of 11

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    TRANSCONTINENTAL REALTY INVESTORS, INC., FEI NO. 94-6565852
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)     [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
--------------------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       345,728
     OWNED BY      -------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          -0-
       WITH        -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                                      345,728
                   -------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    345,728
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO
--------------------------------------------------------------------------------

CUSIP NO. 452926-10-8                13D/22A                        Page 7 of 11

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 22 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of INCOME OPPORTUNITY REALTY INVESTORS, INC., a Nevada corporation ("IOT" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 21 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of IOT are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the shares is 452926-10-8.

         This Amendment No. 22 is being filed to reflect various changes in the information contained in the Amended Statement, including a press release announcing a proposed tender offer of the Issuer's Shares. Income Opportunity Acquisition Corporation ("IOT Acquisition Sub"), a wholly-owned subsidiary of American Realty Investors, Inc., ("ARL") is planning to offer to purchase any or all outstanding shares of common stock of the Issuer.


ITEM 2.           IDENTITY AND BACKGROUND.

         Item 2 of the Amended Statement is hereby further amended as follows:

         Collene C. Currie is no longer a director of ARL.

         On September 24, 2002 the SEC filed a civil complaint, Civil Action No. 1:02CV01872 (D.D.C.), in a lawsuit styled Securities and Exchange Commission v. Basic Capital Management, Inc. and Gene E. Phillips, and the SEC issued an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act"), Making Findings and Imposing a Cease-and-Desist Order, In The Matter of Basic Capital Management, Inc., Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation, TacCO Financial, Inc. and Gene E. Phillips (Administrative Proceedings File No. 3-10898, Administrative Procedure Release No. 46538). In anticipation of the Order, Mr. Gene E. Phillips, Basic Capital Management, Inc. ("BCM") and four corporations affiliated with Mr. Phillips or the trust for his children that indirectly owns BCM (Nevada Sea Investments, Inc., International Health Products, Inc., One Realco Corporation and TacCO Financial, Inc.) (together, the "Respondents") submitted an Offer of Settlement and consented, without admitting or denying any of the allegations, to the entry of a judgment ordering Mr. Phillips and BCM to pay a civil penalty of $850,000.

         The Order finds, among other things, that the Respondents violated
Section 10(b) and 13(d) of the Exchange Act, as amended, and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder, by failing to timely file reports required under Section 13(d) with respect to the securities of Greenbriar Corporation. Although none of the Respondents purchased more than five percent of Greenbriar's outstanding shares, their holdings together with the holdings of ART amounted to approximately 16.1% by June 1997. Between May 1996 and June 1997, the Respondents and ART accounted for approximately 54% of the total trading volume in Greenbriar stock. On particular days during the period, the Respondents bought all the Greenbriar stock traded. The Order requires the Respondents

CUSIP NO. 452926-10-8                13D/22A                        Page 8 of 11


to cease and desist from committing or causing any violation of Sections 10(b) and 13(d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Amended Statement is hereby further amended as follows:

         ARL currently does not have sufficient cash to pay for the purchase of IOT's Shares and related expenses of a tender offer. If the tender offer takes place, ARL expects to pay for Shares tendered from cash on hand at the time tendered Shares are accepted and from borrowings. ARL expects to obtain this financing through refinancing existing indebtedness on its various real estate holdings, which it typically does in the ordinary course of its business, and by borrowing money from financial institutions with repayment secured by pledges of some of its real estate holdings. Although it does not have any firm commitments for either refinancings or new borrowings, it has had numerous discussions with existing lenders regarding refinancings of properties in Palm Desert, California; Tallahassee, Florida; Farmers Branch, Texas; Lincoln, Nebraska; Denver, Colorado; Fresno, California; Nashville, Tennessee and Sofia, Bulgaria, among others.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Amended Statement is hereby further amended as follows:

         At the close of the market on November 7, 2002, ARL announced that it intends to commence, through subsidiaries, a tender offer for shares of common stock of its affiliates TCI and IOT. ARL expects to commence the tender offer on or before November 15, 2002. ARL is proposing to make a tender offer through its wholly-owned subsidiary, IOT Acquisition Sub, in order to comply with its obligations under a court-approved settlement agreement of certain litigation against Transcontinental Realty Investors, Inc. ("TCI"), IOT and certain of their affiliates known as Jack Olive, et. al. v. National Income Realty Trust, et. al., Case No. C89 4331 MHP pending in the United States District Court for the Northern District of California. The parties to the litigation have entered into a settlement agreement, after arms length negotiation, providing that ARL would propose a merger with IOT pursuant to which stockholders of IOT (other than Mr. Phillips, BCM, ARL, TCI and ART) would receive $19.00 in cash for each of their shares of the common stock of IOT or, at their option, a share of the preferred stock of ARL in lieu of cash.

         In order to propose the merger transaction to the stockholders of IOT, ARL was required to prepare a registration statement and proxy statement and submit it for review to the Securities and Exchange Commission. The settlement agreement required that the review process be completed by March 31, 2002, unless extended by Settlement Counsel, George Donaldson. That process has not yet been completed. In the event that ARL is in default of its obligations under the settlement agreement to propose and consummate the merger, it may cure its default by making a tender offer for the share of TCI's

CUSIP NO. 452926-10-8                13D/22A                        Page 9 of 11


and IOT's common stock. In discussions with Settlement Counsel on Friday, November 1, 2002, representatives of ARL agreed to announce a tender offer for the shares of TCI's and IOT's common stock on November 7, 2002 and commence the offers not later than November 15, 2002. ARL did in fact announce a proposed tender offer on November 7, 2002 and plans to commence the tender offer on November 15, 2002. If ARL successfully completes the tender offer, ARL will not be liable for liquidated damages under the settlement agreement. ARL will defer further action on the proposed mergers during the pendency of the offer. If the offer is consummated for less than all of the Shares of IOT held by persons other than affiliates of ARL, ARL currently expects to pursue the merger after the consummation of the offer. Depending on the number of IOT Shares tendered in the offer, IOT's Shares could become eligible for delisting from the American Stock Exchange and for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         Except with respect to the proposed tender and the proposed merger offer described above, and any ancillary effect same would have on the following items, the Reporting Persons do not have any plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of IOT or any of its subsidiaries (except that as part of the tender offer certain real property assets owned by the Issuer may be sold);

         (d) Any change in the present board of directors or management of IOT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of IOT;

         (f) Any other material change in IOT's business or corporate structure;

         (g) Changes in IOT's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of IOT by any person (except that the Reporting Persons' collective ownership of 59.9% of the outstanding Shares would itself be an impediment to any potential change of control not approved by the Reporting Persons);

         (h) Causing a class of securities of IOT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except that, depending on the number of Shares tendered, IOT's Shares may no longer be eligible for listing on a national securities exchange);

         (i) A class of equity securities of IOT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, as amended (except that if the tender offer reduced the number of common stockholders of IOT to a number below 300, such Shares would then become eligible for termination of registration); or

CUSIP NO. 452926-10-8                13D/22A                       Page 10 of 11


         (j) Any actions similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) No modification.

         (b) No modification.

         (c) No modification.

         (d) No modification.

         (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Amended Statement is hereby further amended as follows:

         Pursuant to the settlement agreement, which is discussed in Item 4, ARL, BCM, Mr. Phillips, TCI. and stockholders affiliated with those parties who in the aggregate own a total of 59.9% of the IOT common stock have orally agreed with IOT Acquisition Sub not to tender shares of IOT common stock owned by them in the tender offer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Amended Statement is hereby further amended to add the following exhibit:

                    EXHIBIT DESIGNATION                                       DESCRIPTION OF EXHIBIT
------------------------------------------------------              ---------------------------------------------
                           99.1                                           Pre-commencement Press Release

CUSIP NO. 452926-10-8                13D/22A                       Page 11 of 11


                        SIGNATURES AND POWER OF ATTORNEY

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         DATED:   November 12, 2002

         AMERICAN REALTY INVESTORS, INC.

         By:      /s/ RONALD E. KIMBROUGH
                  ---------------------------------
                  Ronald E. Kimbrough
                  Executive Vice President

         AMERICAN REALTY TRUST, INC.

         By:      /s/ RONALD E. KIMBROUGH
                  ---------------------------------
                  Ronald E. Kimbrough
                  Executive Vice President

         BASIC CAPITAL MANAGEMENT, INC.

         By:      /s/ RONALD E. KIMBROUGH
                  ---------------------------------
                  Ronald E. Kimbrough
                  Executive Vice President

         EQK HOLDINGS, INC.

         By:      /s/ RONALD E. KIMBROUGH
                  ---------------------------------
                  Ronald E. Kimbrough
                  Executive Vice President

         TRANSCONTINENTAL REALTY INVESTORS, INC.

         By:      /s/ RONALD E. KIMBROUGH
                  ---------------------------------
                  Ronald E. Kimbrough
                  Executive Vice President